EXHIBIT 99.1


                                 [COMPANY LOGO]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE

                                                                  March 28, 2003


            EXTENSION OF EXCHANGE OFFER AND CONSENT SOLICITATION AND
              CONDITIONAL COMMITMENTS TO EXCHANGE FROM HOLDERS OF
                       SENIOR SUBORDINATED DISCOUNT NOTES

New York, London and Luxembourg - March 28, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that it is extending the private exchange offer and consent solicitation to holders of 13-1/2% Senior Subordinated Discount Notes due 2006, or the "Old Notes", who are not U.S. persons, or who are U.S. persons that are either "qualified institutional buyers" or "institutional accredited investors" (as each of those terms are defined under the Securities Act of 1933, as amended) and who can make the representations to exchange, upon the terms and subject to the conditions set forth in the private offering documents, until 5:00 p.m. New York City time on April 11, 2003, unless further extended by Millicom.

The rights of withdrawal for those bondholders who have already tendered their acceptance to the exchange offer and consent solicitation shall continue until the new expiration date in accordance with the terms of the private offering documents.

Millicom also announces that it has received conditional commitments from approximately 50% of the holders of the Old Notes to exchange their Old Notes for new securities in the ongoing private exchange offer under certain revised terms. The commitments by these holders remain subject, among other things, to the satisfactory completion of a due diligence review of Millicom's publicly available information by the legal and financial advisors of such holders, expected to last for no more than two weeks. The commitment by Millicom to amend the terms of the existing private exchange offer and to re-circulate the related private offering documents is subject, among other things, to the completion of the due diligence referred to above and additional holders of Old Notes delivering binding commitments to participate in the exchange offer on such amended terms.

This press release is neither an offer to purchase nor a solicitation of an offer to sell Millicom's securities and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Old Notes in any jurisdiction in which the making of the exchange offer and consent solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

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CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best                                          Telephone: +44 20 7321 5022
Shared Value Ltd, London

Visit Millicom's homepage at http://www.millicom.com
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Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. Millicom's cellular operations have a combined population under license (excluding Tele2) of approximately 360 million people. In addition, Millicom provides high-speed wireless data services in seven countries. Millicom also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.